UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________________________

FORM 11-K

_____________________________________

(Mark One)

☒ Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2022

OR

☐ Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from ______________ to ________________

Commission File Number 001-36872

_____________________________________

A. Full title of plan and the address of the plan, if different from that of the issuer named below:

Hancock Whitney Corporation 401(k) Savings Plan

B. Name of the issuer of the securities held pursuant to the plan and the address of its executive office:

HANCOCK WHITNEY CORPORATION

Hancock Whitney Plaza

2510 14th Street

Gulfport, Mississippi 39501

HANCOCK WHITNEY CORPORATION 401(k) SAVINGS PLAN

Employer Identification Number 64-0693170

Plan Number: 003

Audited Financial Statements

Years Ended December 31, 2022 and 2021

CONTENTS

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4 – 9

Supplementary Information

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)	10

Signature	11

Exhibit Index	12

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and Plan Participants of
the Hancock Whitney Corporation 401(k) Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Hancock Whitney Corporation 401(k) Savings Plan (the Plan) as of December 31, 2022 and 2021, the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2022 and 2021, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information contained in Schedule of Assets (Held at End of Year) as of December 31, 2022, has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ POSTLETHWAITE & NETTERVILLE, APAC

We have served as the Company’s auditor since 2013.

Metairie, Louisiana

June 26, 2023

HANCOCK WHITNEY CORPORATION 401(k) SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2022 and 2021

	2022	2021
ASSETS
Cash	$377	$13,667
Investments, at fair value	421,109,033	510,946,181
Fully benefit-responsive investment contract, at contract value	41,276,508	34,139,568
Notes receivable from participants	5,635,779	5,716,998
Net assets available for Plan benefits	$468,021,697	$550,816,414

See accompanying notes.

HANCOCK WHITNEY CORPORATION 401(k) SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2022 and 2021

	2022	2021
Additions to net assets attributed to:
Investment income
Net appreciation (depreciation) in fair value of investments	$(97,004,125)	$57,146,195
Dividends and interest	14,106,371	23,256,488
Net investment income (loss)	(82,897,754)	80,402,683
Contributions
Employer	16,891,229	16,536,340
Employee	23,552,595	23,447,758
Rollover	2,638,791	3,650,849
Total contributions	43,082,615	43,634,947
Total additions (deductions)	(39,815,139)	124,037,630
Deductions from net assets attributed to:
Benefits paid to participants	42,519,702	60,142,615
Administrative expenses	459,876	372,980
Total deductions	42,979,578	60,515,595
Increase (decrease) in net assets available for Plan benefits	(82,794,717)	63,522,035
Net assets available for Plan benefits
Beginning of year	550,816,414	487,294,379
End of year	$468,021,697	$550,816,414

See accompanying notes.

Note 1. Description of the Plan

The following description of the Hancock Whitney Corporation 401(k) Savings Plan (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan established under the provisions of Section 401(a) of the Internal Revenue Code (“IRC”), which includes a qualified cash or deferred arrangement as described in Section 401(k) of the IRC for eligible employees of Hancock Whitney Corporation and its subsidiaries (the “Company” and the “Sponsor”). All full-time and part-time employees of the Company who have completed 60 days of continuous service and are age 18 or older are eligible to participate. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Plan Administration

The Plan is administered by Hancock Whitney Bank, a subsidiary of the Sponsor, through its Human Resources department. Empower Retirement, LLC serves as the Plan’s record keeper and custodian of its assets. Hancock Whitney Bank also serves as the Plan’s Trustee through its Trust and Asset Management department.

Contributions

Eligible employees could elect to defer compensation up to the Internal Revenue Service (“IRS”) limitation of $20,500 for 2022 and $19,500 in 2021. In addition, participants age 50 and over had the option to defer up to an additional $6,500 in 2022 and 2021, through the Plan’s catch-up contribution provisions. The Company offers a safe harbor match of 100% of the first 1% of compensation deferred by a participant, and 50% of the next 5% of eligible compensation deferred.

The Plan has an automatic deferral feature. Unless eligible employees opt out or elect to contribute a different percentage, default elective deferrals are made on behalf of employees on a pre-tax basis in an amount equal to 3% of eligible compensation and automatically increase 1% annually to a maximum deferral of 6%.

The Hancock Whitney Corporation Pension Plan and Trust Agreement (the “Pension Plan”), another benefit plan of the Sponsor, was closed to new entrance after January 1, 2018. For Pension Plan participants whose combined age plus years of service as of January 1, 2018 totaled less than 55, each participant’s accrued benefits were frozen as of January 1, 2018; for such Pension Plan participants, the Company provides an enhanced contribution to the Plan in the amount of 2%, 4% or 6% of the Plan participant’s eligible compensation, based on the Plan participant’s current age and years of service to the Company. The Company provides a basic contribution equal to 2% of the associate’s eligible compensation for associates hired or rehired after June 30, 2017 and associates not eligible for the pension plan or enhanced contribution.

Participant Accounts

Each participant's account is credited with their contributions, the Company’s contributions, and allocation of the Plan earnings or losses generated by their elected investments, and is also charged with certain record-keeping expenses. Allocations of earnings and losses generated by their elected investment are based on participants’ account balances, as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account less record-keeping expenses, which are charged per participant account. The Plan has an employee stock ownership plan component that allows participants to elect to receive a cash distribution of all of the dividends payable on the shares of Hancock Whitney Corporation common stock credited to the participants’ stock accounts as of the record date.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. The Company’s safe harbor matching contributions and associated earnings or losses vest immediately after the participant has completed two years of service. The Company’s basic and enhanced contributions will vest after the participant has completed three years of service. All participants vest 100% upon termination of employment due to death or permanent disability.

Forfeitures

Amounts not vested are forfeited upon a participant’s termination. Forfeitures are used to reduce employer contributions and Plan expenses. At December 31, 2022 and 2021, the forfeited amounts available for reducing future employer contributions and Plan expenses were $69,928 and $217,089, respectively. During 2022 and 2021, forfeitures totaling $673,876 and $615,240, respectively, were used to reduce employer contributions and Plan expenses.

Investment Options

The Plan allows participants to direct contributions into various investment options. As of December 31, 2022 and 2021, the Plan’s investment options included mutual funds, fixed annuities and Hancock Whitney Corporation common stock.

Notes Receivable from Participants

Participants are allowed to borrow from their accounts in amounts ranging from a minimum of $1,000 to a maximum of 50% of the account balance, not to exceed $50,000. Loan maturities generally range from one to five years with one loan outstanding at any time. The loans are collateralized by the balance in the participant's account and are to bear interest at the prime rate as reported in the Wall Street Journal plus 1% or such other rate determined by the Plan Administrator on a uniform and consistent basis. The interest rate on outstanding loan balances ranged between 4.25% and 8.00% in 2022 and 4.25% and 6.50% in 2021. Principal and interest are paid ratably through payroll deductions. Upon origination of a loan, participants are charged an administrative fee that is reflected in administrative expenses in the statements of changes in net assets available for benefits. Participant loans are presented as notes receivable from participants in the statements of net assets available for plan benefits.

The Plan administrator declares a default if the participant fails to pay any regular installment of principal and interest when due and such failure continues until the last day of the calendar quarter following the quarter in which the failure first occurred. Should a default occur and be continuing, the trustee will report the amount of the principal and accrued interest as a deemed distribution as of the last day of the calendar year in which the default occurs. Management has evaluated participant notes receivable for collectability and has determined that no allowance is considered necessary.

Payment of Benefits

Upon termination of service, death, disability or retirement, a participant may receive a lump sum amount equal to the vested value of his or her account, or annual withdrawal. If a participant’s vested account balance is $5,000 or less, it will be automatically distributed in the form of a lump sum only. Required minimum distributions are made to participants aged 72 (70.5 if born before July 1, 1949) in the absence of other distribution elections.

In-service withdrawals are available in certain limited circumstances as described in the Plan document. Hardship withdrawals are allowed for participants incurring an immediate and heavy financial need as described in the Plan document. Hardship withdrawals are strictly regulated by the IRS.

The Consolidated Appropriations Act, 2021, provided, among many other forms of temporary economic aid, certain relief for conditions stemming from natural disasters. In accordance with the Consolidated Appropriations Acts, 2021, the Plan permitted participants affected by a qualified disaster to elect, through June 25, 2021, penalty-free distributions of up to $100,000 in the aggregate. In addition, such participants could elect to receive a loan on or before June 25, 2021, at an increased maximum amount that did not exceed the lesser of: (1) $100,000 minus the highest outstanding loan balance during the last twelve-consecutive-month period and the outstanding loan balance on the date the loan is made; or (2) 100% of the participant’s vested account balance.

Note 2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

All Plan investments as of December 31, 2022 and 2021 were held by the custodian and are reported at contract value or fair value. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals, and administrative expenses. See Note 7 for further discussion of the fully-benefit responsive contract. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Mutual funds and common stock are valued at quoted market prices that represent the value of shares held by the plan at year end. See Note 8 for further discussion and disclosure related to fair value measurements.

Purchases and sales of investments are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Realized and unrealized gains and losses on the Plan’s investments are included in net appreciation (depreciation) in the fair value of investments in the statements of changes in net assets available for benefits.

Participant notes receivable are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis.

Payment of Benefits

Benefit payments are recorded when paid.

Administrative Expenses

Administrative expenses are paid by either the Plan or the Company, as provided by the Plan’s provisions. Other than record-keeping fees, the Company pays all legal, accounting and other services on behalf of participants. Record-keeping fees are generally charged directly to the participant's account. Expenses relating to purchases, sales or transfers of the Plan’s investments, if any, are charged to the particular investment fund to which the expenses relate. Fees incurred by the Plan for the investment management services are included in net appreciation (depreciation) in fair value of the investment, as they are paid through revenue sharing, rather than a direct payment. The Company pays directly any other fees related to the Plan’s operations, including all trustee fees and investment advisory fees to Hancock Whitney Bank, which are excluded from these financial statements.

Note 3. Tax Status

The Plan received a favorable determination letter dated March 8, 2018 stating that the Plan is qualified under Section 401 of the IRC and is therefore exempt from federal income taxes. The determination letter applies to Plan amendments through January 25, 2017. Although the Plan was amended subsequent to that date, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with applicable provisions of the IRC.

The Plan had no uncertain tax positions at December 31, 2022 or 2021. If interest and penalties are incurred related to uncertain tax positions, such amounts are recognized in income tax expense.

Note 4. Related Party Transactions and Party in Interest Transactions

The Trustee is a subsidiary of Hancock Whitney Corporation. Transactions between the Plan and Trustee, or the Plan and the Sponsor, are considered to be exempt party-in-interest transactions. At December 31, 2022 and 2021, the Plan owned $32,004,298 (661,382 shares) and $36,949,793 (738,700 shares), respectively, in Hancock Whitney Corporation common stock. During the years ended December 31, 2022 and 2021, the Plan recorded $728,106 and $838,447, respectively, in dividend income on Hancock Whitney Corporation common stock. The Plan paid no administrative fees to the Trustee during 2022 and 2021.

Note 5. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Market risks include global events which could impact the value of investments, such as a pandemic or international conflict. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

Note 6. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event that the Plan is terminated, participants would become 100% vested in their account.

Note 7. Fully Benefit-Responsive Investment Contract

The Plan offers an investment option of a group annuity contract with Empower Annuity Insurance Company of America, a related entity of the Plan’s custodian. The contract is a traditional investment contract. This contract meets the fully benefit-responsive investment contract criteria and therefore is reported at contract value. Contract value is the relevant measure for fully benefit-responsive investment contracts because this is the amount received by participant if they were to initiate permitted transactions under the terms of the Plan. Contract value represents contributions made under each contract, plus earnings, less participant withdrawals, and administrative expenses. As a traditional investment contract, the Plan owns only the contract itself.

The traditional investment contract held by the Plan is a guaranteed investment contract. The contract issuer is contractually obligated to repay the principal and interest at a specified interest rate that is guaranteed to the Plan. The crediting rate is based on a formula established by the contract issuer but may not be less than zero percent. The credit rating is reviewed on a quarterly basis for resetting. The contract does not have a maturity date.

The Plan’s ability to receive amounts due in accordance with the fully benefit-responsive investment contract is dependent upon the third-party issuer’s ability to meet its financial obligations. The issuer’s ability to meet its contractual obligations may be affected by future economic and regulatory developments.

Certain events might limit the ability of the Plan to transact at contract value with the contract issuer. These events may be different under each contract. Examples of such events include, but are not limited to the Plan’s failure to qualify under Section 401(a) of the IRC or the failure of the trust to be tax-exempt under section 501(a) of the IRC; premature termination of the contract; Plan termination or merger; changes to the Plan’s prohibition or competing investment options; and bankruptcy of the Plan Sponsor or other events of the Sponsor, such as divestitures, that significantly affect the Plan’s normal operations.

Management believes that there are no events probable of occurring that might limit the ability of the Plan to transact at contract value with the contact issuer and that also would limit the ability of the Plan to transact at contact value with the participants.

Note 8. Fair Value Measurements

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 820, Fair Value Measurements and Disclosures, establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under ASC Topic 820 are described as follows:

•
Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

•
Level 2 – Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

•
Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value on a recurring basis. There have been no changes in the methodologies used at December 31, 2022 and 2021.

Mutual funds: Valued at the closing price reported on the active market on which the individual securities are traded.

Employer securities: These common stocks are valued at the closing price reported on the active market on which the individual securities are traded.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets measured at fair value on a recurring basis as of December 31, 2022 and 2021:

	Level 1	Level 2	Level 3	Total
December 31, 2022
Mutual funds
Fixed income	$108,765,846	$—	$—	$108,765,846
Equity	280,338,889	—	—	280,338,889
Employer securities	32,004,298	—	—	32,004,298
Total investments at fair value	$421,109,033	$—	$—	$421,109,033

	Level 1	Level 2	Level 3	Total
December 31, 2021
Mutual funds
Fixed income	$111,081,681	$—	$—	$111,081,681
Equity	362,914,707	—	—	362,914,707
Employer securities	36,949,793	—	—	36,949,793
Total investments at fair value	$510,946,181	$—	$—	$510,946,181

Note 9. Reconciliation of Financial Statements to Form 5500

The following tables reconcile net assets available for Plan benefits per the audited financial statements to net assets per the Form 5500, and the increase or decrease in net assets available for benefits per the audited financial statements to net income or loss per the Plan’s Form 5500, as of and for the years ended December 31, 2022 and 2021.

	December 31,
	2022	2021
Net assets available for benefits per the financial statements	$468,021,697	$550,816,414
Loans deemed distributed	(407,632)	(334,817)
Net assets per Form 5500	$467,614,065	$550,481,597

	Year Ended December 31,
	2022	2021
Total increase (decrease) in net assets available for benefits per the financial statements	$(82,794,717)	$63,522,035
Change in loans deemed distributed	(72,815)	(206,808)
Net income (expense) per Form 5500	$(82,867,532)	$63,315,227

Note 10. Subsequent Events

Management has evaluated subsequent events through the date that the financial statements were available to be issued, June 26, 2023, and determined that there were no subsequent events requiring disclosure in the financial statements. No subsequent events occurring after this date have been evaluated for inclusion in these financial statements.

HANCOCK WHITNEY CORPORATION 401(k) SAVINGS PLAN
Employer Identification Number: 64-0693170
Plan Number: 003
Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)
December 31, 2022
(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost**	(e) Current Value
	AB LARGE CAP GROWTH ADV	537,071 shares		$37,552,035
	AMERICAN FUNDS AMERICAN MUTUAL R5	365,427 shares		17,693,959
	AMERICAN FUNDS EUROPACIFIC GR R5	121,697 shares		5,960,731
	BLACKROCK HIGH YIELD BOND INSTL	866,958 shares		5,756,604
	CAUSEWAY EMERGING MARKETS INST	202,776 shares		1,784,434
	COHEN & STEERS GLOBAL INFRASTRUCTURE I	104,545 shares		2,270,731
	DELAWARE SMALL CAP CORE INST	409,784 shares		10,383,928
	DFA COMMODITY STRATEGY	905,121 shares		4,444,141
	DFA EMERGING MARKETS EX CHINA CORE	218,418 shares		1,782,284
	DFA INVESTMENT GRADE I	3,661,983 shares		35,594,475
	FEDERATED HERMES INTERNATIONAL SMALL-MID COMPANY	36,417 shares		1,223,238
	FEDERATED HERMES MDT LARGE CAP VALUE INSTL	994,780 shares		26,013,505
	FEDERATED HERMES MDT SMALL CAP CORE IS	420,773 shares		8,200,872
	FEDERATED HERMES TOTAL RETURN BOND INSTL	4,999,072 shares		47,341,214
	FIDELITY CONTRAFUND	4,696,540 shares		56,781,170
	FIRST EAGLE GOLD FUND R6	81,093 shares		1,904,079
	LAZARD INTERNATIONAL EQUITY INST	304,040 shares		4,381,218
	LAZARD INTERNATIONAL STRATEGIC EQ INSTL	461,969 shares		6,199,622
	MFS MID CAP GROWTH R6	258,591 shares		6,219,124
	NUANCE MID CAP VALUE INST	345,206 shares		4,156,282
	VANGUARD 500 INDEX ADMIRAL	135,084 shares		47,834,700
	VANGUARD INFLATION-PROTECTED SECS INV	342,959 shares		4,043,485
	VANGUARD MID CAP INDEX ADM	102,143 shares		25,788,086
	VANGUARD SHORT-TERM FEDERAL ADM	379,697 shares		3,815,954
	VANGUARD SMALL CAP INDEX ADM	161,575 shares		14,208,891
	VANGUARD TOTAL BOND MARKET INDEX ADM	692,618 shares		6,566,020
	VANGUARD TOTAL INTL BD IDX ADMIRAL	63,567 shares		1,203,953
	Subtotal Registered Investment Companies			$389,104,735
*	HANCOCK WHITNEY CORPORATION COMMON STOCK	661,382 shares		32,004,298
	Total Investments at Fair Value			$421,109,033
	KEY GUARANTEED PORTFOLIO FUND	41,276,508 units		41,276,508
	Total Investments			$462,385,541
	Interest-bearing Cash			377
*	Notes Receivables from participants	Range of interest rates from 4.25% - 8.00% with maturity date through 2027		5,635,779
	Total assets available for benefit			$468,021,697
	* Denotes party-in-interest
	** Cost information is omitted due to transactions being participant directed.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other person who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

Hancock Whitney Corporation 401(k) Savings Plan

Date:	June 26, 2023	By:	/s/ Michele Chaffin
Name: Michele Chaffin
Title: Plan Administrator

EXHIBIT INDEX

Exhibit No.	Description

23.1*	Consent of Independent Registered Public Accounting Firm

__________

* Filed herewith